UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)

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                 (Translation of Registrant's Name Into English)

                                     Mexico

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                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.

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                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X                           Form 40-F
                   ---                                    ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                                    No  X
             ---                                   ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

[ASUR logo]

Contacts:

ASUR                                               Breakstone & Ruth
Lic. Adolfo Castro                                 Susan Borinelli
(52) 55-5284-0408                                  Vanessa Marquez
acastro@asur.com.mx                                (646) 536-7018
                                                   sborinelli@breakstoneruth.com

ASUR Announces Total Passenger Traffic up 8.5% Year over Year

Mexico City, July 7, 2003, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE:
ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of June 2003 increased by 8.5 percent from the comparable period last year.

Due to the current situation following the events of September 11, 2001 in the U.S. and the start of the armed conflict in the Middle East, ASUR's management is doing an extraordinary effort to publish passenger traffic figures for the company's airports on a monthly basis to keep investors well informed. Once the situation has normalized, ASUR management expects to return to normal quarterly reporting procedures.

All figures in this announcement reflect comparisons between the 35-day period from May 28 through July 1, 2003, and the equivalent 35-day period last year from May 29 through July 2, 2002. Transit and general aviation passengers are excluded.

Airport               June 2002        June 2003             % Change
-------------------------------------------------------------------------
Cancun               802,315          879,619                   9.6
Cozumel               57,986           52,756                  (9.0)
Huatulco              24,280           20,871                 (14.0)
Merida                77,255           82,980                   7.4
Minatitlan            12,037           13,321                  10.7
Oaxaca                34,270           36,563                   6.7
Tapachula             15,699           16,284                   3.7
Veracruz              46,535           49,421                   6.2
Villahermosa          46,649           60,441                  29.6
-------------------------------------------------------------------------
ASUR Total         1,117,026        1,212,256                   8.5
-------------------------------------------------------------------------


By week, ASUR's total passenger traffic from May 28 through July 1, 2003 varied year-over-year as follows:

- Increased by 6.1 percent for the seven-day period from May 28 through June 3;

- Increased by 4.7 percent for the seven-day period from June 4 through 10;

- Increased by 10.4 percent for the seven-day period from June 11 through 17;

- Increased by 10.6 percent for the seven-day period from June 18 through 24 and

- Increased by 10.4 percent for the seven-day period from June 25 through July 1.

                                             % Change May 28 thru July 1, 2003,
                                             vs. May 29 thru July 2, 2002

                            May 28 to June 3  June 4 to 10     June 11 to 17    June 18 to 24    June 25 to July 1
Airport                     7 Days            7 Days           7 Days           7 Days           7 Days
-------------------------------------------------------------------------------------------------------------------
Cancun                       6.2              4.8              11.0             12.0             13.4
Cozumel                    (15.9)           (10.5)             (9.5)            (7.6)            (3.4)
Huatulco                   (24.2)           (21.5)            (20.4)             4.5            (10.0)
Merida                      10.2              6.4              18.3             12.7             (6.5)
Minatitlan                   7.3              4.2              20.9             13.0              7.7
Oaxaca                      13.9              5.8              14.5              1.6             (0.6)
Tapachula                    7.9              4.3               4.8             (0.2)             2.3
Veracruz                     2.4              3.9               5.0              8.1             11.7
Villahermosa                34.6             31.5              30.8             20.9             30.8
-------------------------------------------------------------------------------------------------------------------
ASUR Total                   6.1              4.7              10.4             10.6             10.4
-------------------------------------------------------------------------------------------------------------------

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

       BLVD. AVILA CAMACHO NO. 40, 6 PISO COL. LOMAS DE CHAPULTEPEC, C.P.
                         11000 MEXICO, D.F.
                 TEL. + (52) 52 84 04 58 FAX + (52) 52 84 04 67

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Grupo Aeroportuario del Sureste, S.A. de C.V.


                                   By: /s/ ADOLFO CASTRO RIVAS
                                       -----------------------------------------
                                       Adolfo Castro Rivas
                                       Director of Finance

Date: July 7, 2003